SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 3, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.              Nokia press release dated October 2, 2008: Nokia amps up music offering with new Nokia 5800 XpressMusic

2.              Nokia stock exchange release dated October 6, 2008: Exercises with stock options of Nokia Corporation

3.              Nokia stock exchange release dated October 22, 2008: Board’s resolution to issue shares held by the Company; Changes in Nokia Corporation’s own shares

4.              Nokia stock exchange release dated October 31, 2008: Exercises with stock options of Nokia Corporation

PRESS RELEASE

October 2, 2008

Nokia amps up music offering with new Nokia 5800 XpressMusic

Innovative ‘Media Bar’ and ‘Contacts Bar’ add human touch to music experience

Nokia Remix, London, United Kingdom and Singapore - Nokia turned up the volume on its music offering today by unveiling the new Nokia 5800 XpressMusic, a mobile device for music that brings innovative new features to the mass market.  Delivering on Nokia’s vision to provide the best total music experience possible, the Nokia 5800 XpressMusic will be among the first devices to support Comes With Music, Nokia’s groundbreaking service which offers one year of unlimited access to the entire Nokia Music Store catalogue.

When it comes to music phones, people all over the world want a device that is a great music experience – with more memory, loud and powerful speakers, easy synchronization – and must still work well as a mobile phone with direct access to important contacts and content. The Nokia 5800 XpressMusic delivers on all counts and allows consumers to access and share content.

“With the Nokia 5800 XpressMusic, we set out to connect people through the one thing we all feel a universal connection to – music,” said Jo Harlow, Vice President, Nokia. “The way in which people enjoy music is different around the world. With that in mind, the Nokia 5800 XpressMusic gives people the freedom to experience music they love in the way they prefer.”

Media Bar, Contacts Bar – putting people first

Taking advantage of touch screen technology, the Nokia 5800 XpressMusic introduces the ‘Media Bar’, a handy drop down menu that provides direct access to music and entertainment, including favourite tracks, videos and photos. The Media Bar also offers a direct link to the web and to online sharing. Because the Nokia 5800 XpressMusic supports Flash content, individuals can surf the entire web, not just pieces of it.  In addition, the Nokia 5800 XpressMusic offers all the music essentials, including a graphic equalizer, 8GB memory for up to 6000 tracks and support for all main digital music formats, and a 3.5mm jack. Built-in surround sound stereo speakers offer the industry’s most powerful sound.

Ensuring a seamless music experience, Nokia 5800 XpressMusic also provides easy access to browse and purchase tracks from the Nokia Music Store, where applicable, while the newly updated Nokia Music PC software allows for easy drag-and-drop transfer of songs and management of any music collection.

The innovative ‘Contacts Bar’ lets consumers highlight four favorite contacts on their home-screen and, through a single touch, track a digital history of recent text messages, emails, phone logs, photos and blog updates.

“As Nokia’s first mass-market device with a touch screen, the Nokia 5800 XpressMusic turns a ‘user interface’ into a ‘human interface’ by truly putting people first.  For example, we’ve introduced the Nokia Contacts Bar, which is like a digital RSS feed on your life,” said Harlow. “By adding the benefits of touch screen technology to S60, the world’s leading smartphone interface, Nokia is taking the familiar and giving it a human touch. We have used touch technology where it really adds value such as the Contacts Bar, Media Bar and clever shortcuts from the homescreen to menu items such as calendar, profiles and clock. ”

For the best screen resolution available on a mobile phone, the 3.2” widescreen display brings photos, video clips and web content to life in vibrant color and true clarity.  With a 16 by 9 aspect ratio and 30 frames-per-second playback and recording, the device is ideal for VGA quality video recording and playback.

The Nokia 5800 XpressMusic also features a 3.2 megapixel camera with Carl Zeiss lens and, with a single touch, images or videos can be shared via a favorite online community, such as Share on Ovi, Flickr, or Facebook.  Music playlist song titles can also be shared through Bluetooth, MMS or online sharing.

Music for the masses

The Nokia 5800 XpressMusic supports 60 languages worldwide, which covers nearly 90 percent of the world’s population. As people around the world use their phones in different ways, the Nokia 5800 XpressMusic offers a variety of input methods including a virtual alphanumeric keypad, a virtual computer-style QWERTY keyboard, a pen stylus — and for true music enthusiasts, a plectrum — are all available.

The Nokia 5800 XpressMusic will be available worldwide beginning in the fourth quarter of 2008 for an estimated retail price of 279 EUR before taxes and subsidies. The Nokia 5800 XpressMusic featuring Comes With Music will be available early next year. Pricing details to follow.

Enhancing the experience, Nokia today unveiled four new music accessories including a new Bluetooth headset and three new stereo headsets.

Notes to editor:

For multimedia material on the Nokia Remix, please visit http://events.nokia.com

For print quality photos, please visit www.nokia.com/press/photos

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

October 6, 2008

Nokia Corporation

Stock exchange release

October 6, 2008 at 10.00 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland - Based on Nokia’s 2003 and 2005 employee stock option plans, 103 835 shares of Nokia Corporation were subscribed for between August 26, 2008 and September 30, 2008. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, October 6, 2008. The shares are admitted to public trading on the NASDAQ OMX Helsinki Ltd as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 939 349, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

October 22, 2008

Nokia Corporation

Stock exchange release

October 22, 2008 at 13.15 (CET+1)

Board’s resolution to issue shares held by the Company; Changes in Nokia Corporation’s own shares

Espoo, Finland - The Nokia Board of Directors has resolved to issue 2 110 000 Nokia shares (NOK1V) held by the Company as settlement under the Nokia’s equity based incentive plans to the plan participants.

Based on the above decision and previously announced decisions of the Board of Directors to issue shares held by the Company, 1 367 176 Nokia shares held by the Company are today transferred to participants of Nokia’s equity based incentive plans as settlement under the plans.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

October 31, 2008

Nokia Corporation

Stock exchange release

October 31, 2008 at 9.30 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland - Based on Nokia’s 2003 employee stock option plan, 3 390 shares of Nokia Corporation were subscribed for between October 1, 2008 and October 27, 2008. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, October 31, 2008. The shares are admitted to public trading on the NASDAQ OMX Helsinki Ltd as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 942 739, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel